UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Name of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,876,829

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,876,829

10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,876,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021 (the “Issuer’s Most Recent Form 10-Q”), and (b) 11,000,000 shares of Common Stock sold by the Issuer in a public offering that closed on November 22, 2021, as reported in the Current Report on Form 8-K of the Issuer filed on that date (the “Offering”).

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,409,402

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,409,402

10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,402

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) -0-%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	The reporting person sold all shares of Common Stock previously owned by it as a selling securityholder in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: TTBR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 171,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: TRBRJR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 171,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: The Rowling Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,820

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 512,820

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%(1)

14.	Type of Reporting Person (See Instructions) OO (Private Charitable Foundation)

(1)	Based on 77,195,089 shares of Common Stock issued and outstanding, including (a) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (b) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Rowling Family 2012 Long Term Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 773,011(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 773,011(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 773,011(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%(2)

14.	Type of Reporting Person (See Instructions) 00 (Family Trust)

(1)	Includes 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) held by the reporting person, which is based on an initial conversion rate of 4.363 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended.

(2)	Based on (a) 77,195,089 shares of Common Stock issued and outstanding, including (i) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (ii) 11,000,000 shares of Common Stock sold by the Issuer in the Offering, and (b) 95,523 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the reporting person, as computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 665531109

1.	Name of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,914,262(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,914,262(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,914,262(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by the reporting person, as trustee of Rowling Family 2012 Long Term Trust (the “Trust”), which is based on an initial conversion rate of 4.363 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended.

(2)	Based on (a) 77,195,089 shares of Common Stock issued and outstanding, including (i) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Most Recent Form 10-Q, and (ii) 11,000,000 shares of Common Stock sold by the Issuer in the Offering, and (b) 95,523 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Trust, as computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 665531109

This Amendment No. 20 to Schedule 13D is being filed to report a change in the percentage of outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. Such change has resulted primarily from the issuance of additional shares of Common Stock in a public offering by the Issuer that closed on November 22, 2021 (the “Offering”), as reported in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on that date. As disclosed herein, two of the Reporting Persons sold an aggregate of 500,000 shares of Common Stock, constituting less than one percent of the shares outstanding, as selling securityholders in the Offering.

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling”) relating to the Common Stock of the Issuer, as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, Amendment No. 16 filed on February 21, 2020, Amendment No. 17 filed on March 2, 2020, Amendment No. 18 filed on March 12, 2020, and Amendment No. 19 filed on February 8, 2021 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 20 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling, TTBR Investments LLC (“TTBR”), TRBRJR Investments LLC (“TRBRJR”), The Rowling Foundation (the “Foundation”) and Rowling Family 2012 Long Term Trust (the “Trust,” and collectively with TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling, TTBR, TRBRJR and the Foundation, the “Reporting Persons”).

The information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings and the executive officers and manager of Cresta Greenwood remains unchanged from the information previously included as Attachments 1 and 3, respectively, to Amendment No. 19 to the Schedule 13D, which was filed on February 8, 2021, except for information set forth in Item 5(c) of this Amendment No. 20. The information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments, the sole member and executive officers of TTBR, and the sole member and executive officers of TRBRJR remains unchanged from the information previously included as Attachments 2, 4 and 5, respectively, to Amendment No. 16 to the Schedule 13D, which was filed on February 21, 2020. Mr. Rowling, as trustee, has sole voting and investment power with respect to the shares of Common Stock held by the Foundation and the Trust, and there are no other persons for whom information is required to be disclosed by Instruction C to Schedule 13D with respect to the Foundation or the Trust.

Item 2.         Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented with the following:

(a), (b), (c) and (f):

The Trust

The Trust is a grantor trust established under the laws of the State of Texas pursuant to a Declaration of Trust dated December 26, 2012. Mr. Rowling is sole trustee of the Trust, and the beneficiaries are his family members. The Trust is not engaged in any business activities, and its address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

(d) and (e):

During the last five years, neither the Trust nor Mr. Rowling (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)           At the close of business on November 22, 2021, the Reporting Persons beneficially owned, in the aggregate, 9,914,262 shares of Common Stock, which constitute approximately 12.8% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 6,876,829 shares of Common Stock held directly by TRT Holdings, which constitute approximately 8.9% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 1,409,402 shares of Common Stock held directly by Cresta Investments, which constitute approximately 1.8% of the Common Stock outstanding; (iii) TTBR beneficially owned 171,100 shares of Common Stock held directly by TTBR, which constitute approximately 0.2% of the Common Stock outstanding; (iv) TRBRJR beneficially owned 171,100 shares of Common Stock held directly by TRBRJR, which constitute approximately 0.2% of the Common Stock outstanding; (v) the Foundation beneficially owned 512,820 shares of Common Stock held directly by the Foundation, which constitute approximately 0.7% of the Common Stock outstanding; (vi) the Trust beneficially owned 773,011 shares of Common Stock, consisting of (A) 677,488 shares of Common Stock held directly by the Trust and (B) 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) held by the Trust, which, in the aggregate, constitute approximately 1.0% of the outstanding Common Stock, as computed in accordance with Rule 13d-3(d)(1); and (vii) Mr. Rowling beneficially owned all 9,914,262 shares of Common Stock, consisting of (A) the shares of Common Stock held directly by TRT Holdings, Cresta Investments, TTBR, TRBRJR, the Foundation and the Trust (as set forth above), and (B) 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by the Trust, which, in the aggregate, constitute approximately 12.8% of the outstanding Common Stock, as computed in accordance with Rule 13d-3(d)(1) (in each case, based on 77,195,089 shares of Common Stock issued and outstanding, including (x) 66,195,089 shares of Common Stock issued and outstanding as of November 1, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 5, 2021, and (y) 11,000,000 shares of Common Stock sold by the Issuer in the Offering.

Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments due to his direct and indirect ownership of 100% of the ownership interests in Cresta Investments. Mr. Rowling beneficially owns the shares of Common Stock held directly by TTBR and TRBRJR due to his status as trustee of the direct owner of 100% of the ownership interests in TTBR and TRBRJR. Mr. Rowling beneficially owns the shares of Common Stock held directly by the Foundation and the Trust due to his status as trustee of the Foundation and of the Trust. Neither Mr. Rowling nor any Reporting Person other than the Foundation has any pecuniary interest in the shares of Common Stock held by the Foundation.

Cresta Greenwood sold all shares of Common Stock previously owned by it as a selling securityholder in the Offering. Mr. Rowling beneficially owned the shares of Common Stock held directly by Cresta Greenwood due to his direct and indirect ownership of 100% of the ownership interests in Cresta Greenwood.

(b)           Each of the Reporting Persons, either directly or indirectly, may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a).

(c)           Cresta Investments sold 365,578 shares of Common Stock and Cresta Greenwood sold all 134,422 shares of Common Stock previously owned by it to the underwriters in the Offering on November 22, 2021, at a price of $19.10 per share. No other Reporting Person effected any transactions in Common Stock during the past 60 days.

On July 23, 2021, Mr. Rowling transferred the 677,488 shares of Common Stock and the 21,894 shares of Series A Preferred Stock that were owned directly by him by gift to the Trust.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)           Not applicable.

Item 7.          Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 1              Joint Filing Agreement pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2021

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

TTBR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

TRBRJR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

Rowling Family 2012 Long Term Trust

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).